Exhibit 19

Great Lakes Dredge & Dock Corporation

Policy and Procedures

Securities Trading and Disclosure of Confidential Information
Applicable Company Segment: Corporate Policy (all divisions)	Revision Frequency: Annually	Revision Date: May 8, 2025	Page: Page 1 of 12
	Policy Owner: Chief Compliance Officer	Approved By: Board of Directors

Purpose:

To explain the Company’s policies and procedures related to trading in Company securities and the disclosure of confidential information for key employees and directors of Great Lakes Dredge & Dock Corporation and subsidiaries.

Policy:	See Attached Document and Addenda

Scope:

This policy applies to all Senior Personnel. Senior Personnel means:

a.
All directors and executive officers of the Company.
b.
All directors and officers of the subsidiaries of the Company whom the Company may designate.
c.
All non-executive officers.
d.
Other persons whom the Company may designate.

This policy also applies to Senior Personnel’s family members (including a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law), anyone who lives in his/her household, and any person who does not live in his/her household but whose transactions in Company securities are directed by Senior Personnel or are subject to his/her influence or control (such as parents, children or friends who consult with Senior Personnel before they trade in Company securities). This policy also applies to other persons to the extent provided herein.

Responsibilities:	See Attached Document and Addenda

Definitions:

Blackout Period: Length of time where all transactions in Company securities are prohibited, except to the extent otherwise provided in this Policy Statement.

a.
Event-Specific Blackout Period: Results when an event occurs that is material to the Company and is known by certain parties, so long as the event remains material and non- public. Such blackouts will not be announced unless a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event- specific blackout. In such case, the Pre-Clearance Officer will inform the requester of the existence of a blackout period, without being required to disclose the reason.
b.
Quarterly Blackout Period: The period beginning on the fifteenth day of the last month of the end of each quarter and ending at the start of trading on the Nasdaq Stock Market on the second full trading day following the Company’s earnings press release for any quarter or year end.

Company: Great Lakes Dredge & Dock Corporation, a Delaware corporation.

Exchange Act: Securities Exchange Act of 1934.

Great Lakes Dredge & Dock Corporation

Policy and Procedures

Securities Trading and Disclosure of Confidential Information
Applicable Company Segment: Corporate Policy (all divisions)	Revision Frequency: Annually	Revision Date: May 8, 2025	Page: Page 2 of 12
	Policy Owner: Chief Compliance Officer	Approved By: Board of Directors

Material Information: Information that could reasonably affect a reasonable person’s investment decision whether to buy, sell or hold the stock.

Non-public Information: Information that has not been disclosed to the public in a manner designed to reach investors generally (e.g., SEC filings, press releases or publicly accessible conference calls) and, even after such a disclosure has been made, until a reasonable time has passed after it has been disclosed.

Officer: The principal officers of the Company and may include officers of subsidiaries.

Pre-Clearance Officer: The Chief Compliance Officer or the Chief Financial Officer

SEC: Securities and Exchange Commission

Short sales of Company securities: The sale of a security that the seller does not own.

Procedure:	See Attached Document and Addenda

GREAT LAKES DREDGE & DOCK CORPORATION

STATEMENT OF POLICY TO SENIOR PERSONNEL CONCERNING

SECURITIES TRADING AND DISCLOSURE OF

CONFIDENTIAL INFORMATION

This Policy Statement has been adopted by the Board of Directors of Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”). In adopting this Policy Statement, the Board is mindful that the Company has responsibilities to several constituencies and has various objectives and that the manner in which the Company’s Senior Personnel trade in the Company’s securities can affect those responsibilities and objectives. Consequently, while all Company personnel are required to comply with applicable law, this Policy Statement is broader than mere compliance with applicable securities laws and may prohibit conduct that is permitted by applicable law. Compliance with this Policy Statement is required of all Senior Personnel of the Company. Capitalized terms not defined in this Statement of Policy shall have the meaning set forth in the Policy.

This Policy Statement also applies to Senior Personnel’s family members (including a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law), anyone who lives in your household, and any person who does not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents, children or friends who consult with you before they trade in Company securities). Senior Personnel are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Company’s securities. This policy also applies to other persons to the extent provided herein.

Prohibition Against Trading and Tipping While Aware of Material, Non-Public Information.

It is a violation of Company policy for any person to engage in any transaction, which shall include any purchase, sale, gift or other transfer in the Company’s securities, if he or she is aware of material, non-public information concerning the Company. It also violates Company policy for any Senior Personnel in possession of material, non-public information to recommend that another person buy or sell the Company’s securities. Information is "material" if it could reasonably affect a reasonable person’s decision whether to buy, sell or hold the stock. Although it is not possible to list all types of information that might be deemed material under particular circumstances, information concerning the following subjects is often found material: (i) financial information (including internal forecasts and budgets), and particularly financial information which departs in any way from what the market would expect; (ii) significant acquisitions or dispositions (including mergers, tender offers and asset purchase or sale transactions); (iii) changes in debt ratings; (iv) significant write-downs of assets or additions to reserves for bad debts or contingent liabilities; (v) liquidity problems; (vi) stock splits and repurchases; (vii) extraordinary management developments; (viii) significant financing transactions; (ix) major price or marketing changes; (x) labor negotiations; (xi) significant litigation or investigations by governmental bodies; (xii) unusual gains or losses in major operations; (xiii) award or loss of a significant contract; (xiv) a major cybersecurity incident; (xv) significant changes in the Company’s prospects and (xvi) a change in auditors or auditor notification that the Company may no longer rely on an audit report. Information about a company generally is not material if its public dissemination would not have any impact on the price of the Company’s publicly traded securities. It should be noted that either positive or adverse information may be material.

It should also be noted that materiality may depend on the type of securities involved in the analysis. Materiality can frequently be uncertain and, since your actions will be judged with hindsight, caution should be exercised. If you have any questions in this area, you should contact the Chief Compliance Officer.

Information is "non-public" if it has not been disclosed to the public in a manner designed to reach investors generally (e.g., SEC filings, press releases or publicly accessible conference calls) and, even after such a disclosure has been made, until one full trading day has passed after it has been disclosed by means likely to result in widespread public awareness.

It also violates Company policy for any Senior Personnel to use any non-public information about the Company for personal benefit, including by trading in the securities in another company such as a competitor, customer or supplier of the Company. These prohibitions against trading while in possession of material, non-public information (or using such information for personal benefit) also apply to material, non-public information about any other company that has been obtained in the course of a person’s work for the Company.

This policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary. If you are aware of material, non-public information when your employment or service relationship terminates, you may not trade in Company securities until that information becomes public or is no longer material.

Restrictions on Selective Disclosure of Material, Non-Public Information.

It is a violation of Company policy to disclose in any manner any material, non-public information to any person except as follows: (i) disclosure to a person who has signed an appropriate agreement to hold such information in confidence; (ii) disclosure to other Senior Personnel of the Company; (iii) disclosure to Company personnel who need the information to carry out their services to the Company; (iv) disclosure to the Company’s lawyers, accountants or advisors if the information disclosed is related to a matter on which they are involved; or (v) as approved by the Chief Executive Officer, Chief Financial Officer or Chief Legal Officer of the Company. All communications with investors, investor representatives, securities analysts and securities professionals shall be made solely by the Company’s Chief Executive Officer, Chief Financial Officer, Director of Investor Relations or a person specifically designated by any of these individuals. All requests for information about the Company from stockholders, the financial press, investment analysts and others in the media or financial communities, whether or not involving confidential or non-public information, should be directed to Investor Relations at 346-359-1010. If any Senior Personnel should inadvertently selectively disclose any material, non-public information to any person not covered by the exceptions above, Company policy requires that such inadvertent disclosure be reported as soon as possible to the Chief Financial Officer and the Chief

Legal Officer of the Company. Such inadvertent disclosure may arise because of a mistaken belief about the materiality or non-public nature of the disclosed information, the identity of the recipient of such disclosure, the applicability of a confidentiality agreement or numerous other reasons. Applicable law (Regulation FD, in particular) may require the Company publicly to disclose promptly the information that had been inadvertently disclosed.

Blackout Periods and Pre-Clearance Procedures.

It is not permissible for any Senior Personnel to engage in any transaction, which shall include any purchase, sale, gift, or other transfer in the Company’s securities, without first obtaining pre-clearance of the transaction from the Chief Compliance Officer or the Chief Financial Officer. The officer providing such pre-clearance is referred to herein as the “Pre- Clearance Officer.” A request for pre-clearance should be submitted to the Pre-Clearance Officer at least two days in advance of the proposed transaction. Normally, the Pre-Clearance Officer will clear, to the extent consistent with Company policy, any transaction that complies with this Policy Statement and applicable securities law and occurs outside of a period where all such transactions are expressly prohibited (a “Blackout Period”). However, the Pre-Clearance Officer is under no obligation to approve, and may determine not to permit, any transaction submitted for pre- clearance, even if the transaction falls outside of a Blackout Period. If pre- clearance is denied, such denial must be kept confidential by the person requesting pre-clearance. Unless otherwise provided, pre-clearance of a transaction is valid for three business days. If the transaction is not executed within that time, the person requesting pre-clearance must request pre-clearance again.

Quarterly Blackout Period. The most common form of Blackout Period, the "Quarterly Blackout Period," shall mean the period beginning at the start of the fifteenth day of the last month of the end of each quarter and ending at the start of trading on the Nasdaq Stock Market on the second full trading day following the Company’s earnings press release for any quarter or year end. The release of quarterly or annual financial results invariably has the potential to have a material effect on the market for the Company’s securities. As such, the Quarterly Blackout Period is imposed to avoid even the appearance of insider trading. No transaction in Company securities may be conducted during a Quarterly Blackout Period other than pursuant to a properly adopted Rule 10b5-1 trading plan.

Event-Specific Blackout Period. From time to time, an event may occur that is material to the Company and is known by certain parties. So long as the event remains material and non- public, directors, officers, and such other persons as are designated by the Pre-Clearance Officer may not trade in the Company’s securities other than pursuant to a properly adopted Rule 10b5-1 trading plan. The existence of an event-specific blackout will not be announced. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the Pre-Clearance Officer will inform the requester of the existence of a blackout period, without being required to disclose the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Pre-Clearance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material non-public information. Notwithstanding the above, a person in possession of material, non-public information about the Company may not engage in any transaction involving the Company’s securities either outside or inside the Blackout Period other than pursuant to a properly adopted Rule 10b5-1 trading plan.

Prearranged Trading Plans.

Rule 10b5-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) provides an affirmative defense to a claim of insider trading by providing that a person will not be viewed as having traded on the basis of material, non-public information if that person can demonstrate that the transaction was effected pursuant to a properly qualified, adopted and submitted written plan (or contract or instruction) that was established in good faith before the person became aware of that information as set forth in the following paragraph. Prearranged trading plans permit an insider to trade during Company Blackout Periods or at a time when the insider is otherwise in possession of material, non-public information.

As a matter of Company policy, Senior Personnel may not implement a prearranged trading plan under Rule 10b5-1 without prior clearance. Before entering into a trading plan, Senior Personnel must contact the Pre-Clearance Officer to inquire if a Blackout Period is in effect and to obtain pre-clearance of the contemplated plan. Additionally, Senior Personnel may make trades pursuant to a plan only if such plan meets the requirements set forth on Addendum 2. Senior Personnel may only enter into a trading plan when they are not in possession of material, non- public information. In addition, Senior Personnel may not enter into a trading plan during a Blackout Period or an employee benefit plan blackout period. Once a trading plan is pre-cleared, and adopted, the person adopting the plan must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. Trades made pursuant to Rule 10b5-1 plans by executive officers and directors must still be reported to the Pre- Clearance Officer. Additionally, the person adopting the plan must report any modification or termination of a Rule 10b5-1 plan to the Pre-Clearance Officer within one business day of such modification or termination.

Stock Option Exercises and Equity Award Vesting.

This Policy Statement does not apply to the exercise of employee stock options awarded under the Company’s long-term incentive plans where no Company stock is sold in the market to fund the exercise price of an option. However, this Policy Statement does apply to (i) any sale of shares subject to an employee stock option as part of a cashless exercise of an option (whether net proceeds are received in cash or shares) and (ii) any other sale or exchange of shares to generate the consideration needed to fund the exercise price of an option.

In addition, this Policy Statement does not apply to the vesting of equity awards that occurs during a Blackout Period, or the exercise of a tax withholding right pursuant to which any Senior Personnel elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any equity award.

Hedging Transactions; Short Sales.

Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company prohibits Senior Personnel as well as all Company employees from engaging in such transactions.

Short sales of Company securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company securities are also prohibited. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.

Margin Accounts and Pledging.

Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material non-public information may, under some circumstances, result in unlawful insider trading. Therefore, the Company prohibits Senior Personnel as well as all Company employees from engaging in such transactions.

Implementation.

The Board of Directors may adopt such reasonable procedures as it deems necessary or desirable in order to implement this Policy Statement.

Personal Responsibility for Compliance with this Policy Statement.

Compliance with this Policy Statement, including having the Pre-Clearance Officer preclear a proposed transaction, is not an assurance that an insider trading violation will not be found to have occurred. This Policy Statement is only designed to reduce the risk that such violation will be found to have occurred. Senior Personnel should remember that the ultimate responsibility for adhering to this Policy Statement and avoiding improper trading rests exclusively with each individual and that pre-clearance of trades and, if applicable, of SEC Rule 10b5-1 trading plans, by the Pre-Clearance Officer does not reduce the obligations imposed on each individual by applicable laws. Any action on the part of the Company or the Pre-Clearance Officer or any other employee pursuant to this Policy Statement (or otherwise) does not in any way constitute legal advice or insulate any Senior Personnel from liability under applicable securities laws. If an individual violates this Policy Statement, the Company may take legal and/or disciplinary action, including dismissal for cause, as applicable. Senior Personnel must notify the Chief Compliance Officer or Chief Financial Officer if they become aware of a breach of this Policy Statement.

Penalties for Violations of Insider Trading Laws.

Individuals who trade on material, non-public information (or tip information to others who trade) can be liable for civil and criminal penalties, in addition to legal and disciplinary action from the Company, including dismissal for cause.

* * * *

If you have any doubt as to your responsibilities under these guidelines, please seek clarification and guidance from the Chief Compliance Officer before you act. Do not try to resolve uncertainties on your own.

The Company expects strict compliance with the foregoing policies by all persons subject to this Policy Statement. Any failure to observe these guidelines may result in serious legal difficulties for you, as well as the Company. Furthermore, any failure to follow the letter and spirit of this Policy Statement will be considered a matter of extreme seriousness and may serve as a basis for termination of employment or service.

ADDENDUM 1 TO

STATEMENT OF POLICY TO SENIOR PERSONNEL CONCERNING

SECURITIES TRADING AND DISCLOSURE OF CONFIDENTIAL

INFORMATION (THE “POLICY”)

This Addendum has been adopted by the Board of Directors of Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”). Capitalized terms not defined in this Addendum shall have the meaning set forth in the Policy.

A.
Guidelines Regarding Strategic Transactions.

From time to time, the Company may engage in strategic transactions, including acquisitions, divestitures, partnerships or other combinations. Prior to entering into such transaction, the Company conducts due diligence and analysis regarding the strategic transactions and may engage the Board in discussion or consultation. Although such deliberations may not necessarily in every instance rise to the level of material information for securities law purposes, the Board desires to restrict trading and utilization of information regarding such potential strategic transactions as follows:

1.
Information regarding strategic transactions shall be considered confidential information of the Company.
2.
The Chief Compliance Officer may nominate to the Board Chair and the Chief Executive Officer (“CEO”) certain strategic transactions for consideration as “Top Tier Targets.” The Board Chair and CEO shall determine which strategic transactions shall be deemed Top Tier Targets, and the identity of Top Tier Targets shall be shared with each Director.
3.
Senior Personnel with prior ownership of the Top Tier Target, or a conflict of interest or potential conflict of interest in a Top Tier Target shall disclose such ownership, conflict or potential conflict to the Board.
4.
Senior Personnel who have knowledge regarding the Company’s interest in Top Tier Targets shall be prohibited from buying or selling securities of the Top Tier Target. However, Senior Personnel with prior ownership of a Top Tier Target may sell his/her ownership position within five (5) business days of being notified of the placement of a company on the Top Tier Target list following approval from the Chief Compliance Officer.
5.
The Chief Compliance Officer shall review the Company’s interest level in and process and progress regarding each Top Tier Target and shall consider whether the Company’s activity rises to the level of material information for securities law purposes. In such cases, the Chief Compliance Officer shall initiate an Event Specific Blackout and follow the procedures set forth in the Policy.

B.
Board Consideration of Prior Ownership or Conflicts.

In the event Senior Personnel has prior ownership of a company later designated as a Top Tier Target (and does not sell his/her position in accordance with Section A4 above) or otherwise discloses a conflict of interest or potential conflict of interest, the Board shall consider whether such individual shall be excluded from participation in deliberations, analysis and/or decision-making regarding the Top Tier Target. Unless otherwise determined by the Board, restrictions shall not apply to an individual with a de minimis ownership or Passive Investment in a Top Tier Target.

“Passive Investment” means a purely financial involvement in an organization for which the individual performs no managerial functions, provides no advice, and has no ability to influence the policies, products or business of the outside organization. Passive Investments include ownership of shares in a public or private company, whether held individually, in a 401K plan or as an investment in a stock mutual fund or stock market index fund.

Senior Personnel are expected to follow the letter and spirit of the Policy and this Addendum. Failure to observe these guidelines may result in serious consequences for both Senior Personnel personally as well as the Company.

May 8, 2025

ADDENDUM 2 TO

STATEMENT OF POLICY TO SENIOR PERSONNEL CONCERNING

SECURITIES TRADING AND DISCLOSURE OF CONFIDENTIAL

INFORMATION (THE “POLICY”)

Guidelines for Rule 10b5-1 Trading Plans

Capitalized terms not defined herein have the meanings

ascribed to them in the Policy

To be effective, a Rule 10b5-1 trading plan must:

1.
Include representations certifying that (a) you are not aware of material non-public information at the time of adoption and (b) you are entering into the plan in good faith, and not as part of a plan or scheme to shield trades that would otherwise be considered violations of the insider trading laws;
2.
Specify the beginning and end dates for the Rule 10b5-1 trading plan;
3.
Specify either (a) the amount and price of the Company securities to be purchased or sold and the dates for such purchases or sales or (b) a formula that determines the amount and price of the Company securities to be purchased or sold and the dates for such purchases or sales;
4.
Be established outside of any and all Blackout Periods;
5.
Be put in place only at a broker acceptable to the Company’s Pre-Clearance Officer;
6.
Be reviewed by the Company’s Pre-Clearance Officer before the Rule 10b5-1 trading plan is put in place;
7.
Be subsequently modified only during an open trading window and with approval from the Company’s Pre-Clearance Officer;
8.
If modified, meet all requirements of a newly adopted plan, as if adopted on the date of modification;
9.
If terminated before the end of its term and a new plan is put into place, be implemented only during a non-Blackout Period unless an exception is otherwise approved in advance by the Company’s Pre-Clearance Officer;

10.
Comply with the following “cooling-off” periods:
a.
For the Company’s directors and Section 16 officers, provide that no trade under a Rule 10b5-1 trading plan may occur until the later of (i) 90 days after the adoption of the plan or (ii) two business days after the filing of the Company’s Form 10-Q (or Form 10-K for any plan executed during the fourth fiscal quarter) for the fiscal quarter in which the plan was adopted, up to a maximum of 120 days after adoption of the plan; or
b.
For other insiders, provide that no trade may occur until 30 days after adoption of the Rule 10b5-1 trading plan;
11.
Be the sole outstanding Rule 10b5-1 trading plan for such insider, unless an exception is approved in advance by the Company’s Pre-Clearance Officer, after evaluating whether any such additional plan would be permitted by Rule 10b5-1; and
12.
Be, if such Rule 10b5-1 trading plan is a single-trade plan, the sole single-trade plan within any consecutive twelve month period.

Additionally, the Company requires that you act in good faith with respect to the Rule 10b5-1 plan for the entire duration of the plan.

May 8, 2025